Exhibit 21.1

SUBSIDIARIES OF BJ'S WHOLESALE CLUB HOLDINGS, INC.

Legal Name	State or Other Jurisdiction of Incorporation or Organization
BJ's Wholesale Club, Inc.	Delaware
BJME Operating Corp.	Massachusetts
BJNH Operating Co. Inc.	Delaware
Natick Realty, Inc.	Maryland
Natick Fifth Realty Corp.	Maryland
Natick NH Hooksett Realty Corp.	New Hampshire
Natick NJ 1993 Realty Corp.	New Jersey
Natick NJ Flemington Realty Corp.	New Jersey
Natick NJ Manahawkin Realty Corp.	New Jersey
Natick NJ Realty Corp.	New Jersey
CWC Beverages Corp.	Connecticut
JWC Beverages Corp.	New Jersey
Mormax Beverages Corp.	Delaware
Mormax Corporation	Massachusetts
Natick GA Beverages Corp.	Georgia
YWC Beverages Corp	New York